Via EDGAR (Correspondence)

November 18, 2010

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re.	State Street Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

File No. 001-07511

Dear Mr. Pande:

As we discussed yesterday, we have received your letter dated November 3, 2010 regarding your review of the above-referenced filings. This will confirm that we intend to respond to the comments in that letter by December 3, 2010.

Please call the undersigned at 617-664-8697 or David A. Guy, Senior Vice President and Director of External Reporting and Accounting Policy, at 617-664-0595, if you have any questions or require additional information.

Very truly yours,

/s/ James J. Malerba
Executive Vice President,
Corporate Controller and
Chief Accounting Officer

cc:	David A. Guy